February 6, 2007

Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:         Grupo Simec, S.A.B. de C.V.
Registration Statement on Form F-1
File No. 333-138239

Dear Ms. Long:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Grupo Simec, S.A.B. de C.V. (the “Company”) hereby respectfully requests the acceleration of the effective date of the above-referenced Registration Statement to 9:30 a.m. Eastern Standard Time on Thursday, February 8, 2007, or as soon thereafter as practicable.

In connection with this request, the Company acknowledges that: (1) should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; (2) the action of the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert this action as defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact Walter Van Dorn at (212) 912-7446 or Marc Rossell at (212) 912-7430 of Thacher Proffitt & Wood LLP once you have declared the above-referenced Registration Statement effective or if you have any questions.

Sincerely,

/s/ Jose Flores Flores
Jose Flores Flores,
Chief Financial Officer

cc:         Craig Slivka,
Securities and Exchange Commission
Luis García Limón,
Grupo Simec, S.A.B. de C.V.
Michael L. Fitzgerald
Taisa Markus,
Milbank, Tweed, Hadley & McCloy LLP
Marc M. Rossell
Walter G. Van Dorn, Jr.
Amelia G. Baker,
Thacher Proffitt & Wood LLP